UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

12 August 2013
Pearson plc ("Pearson" or the "Company")

Appointment of Harish Manwani as a Non-Executive Director

On 7 August 2013, Pearson announced that Harish Manwani would join the board as a non-executive director of the Company with effect from 1 October 2013.

In accordance with LR 9.6.13, we provide the following information regarding Mr Manwani:

(1)	Details of all directorships held by Mr Manwani in any other publicly quoted company at any time in the previous five years, indicating whether or not he is still a director:

Current:
Hindustan Unilever Limited
Whirlpool Corporation

Previous:
ING Groep NV (supervisory board) - position held until April 2010

(2)	Any unspent convictions in relation to indictable offences:

None

(3)
 Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Mr Manwani was an executive director at the time of, or within the 12 months preceding such events:

None

(4)
 Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Mr Manwani was a partner at the time of, or within the 12 months preceding, such events:

None

(5)	Details of receiverships of any asset of Mr Manwani or of a partnership of which Mr Manwani was a partner at the time of, or within the 12 months preceding, such event:

None

(6)
 Details of any public criticisms of Mr Manwani by statutory or regulatory authorities (including designated professional bodies) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company:

None

PEARSON plc

Date: 12 August 2013

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary